Alston&Bird llp
90 Park Avenue
New York, NY 10016

212-210-9400
Fax:212-210-9444
www.alston.com

Matthew W. Mamak	Direct Dial: 212-210-1256	E-mail: matthew.mamak@alston.com

August 15, 2013

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel L. Gordon

Re:	Aspen Diversified Fund LLC Form 10-K Filed April 1, 2013 File No. 000-52544

Ladies and Gentlemen:

On behalf of Aspen Partners, Ltd., the managing member (the “Managing Member”) of Aspen Diversified Fund LLC, a Delaware limited liability company (the “Fund”), we hereby respond to the Commission’s comment letter dated July 22, 2013, relating to the Fund’s Annual Report on Form 10-K filed on April 1, 2013 (the “Exhibit”).  Pursuant to our conversation on August 13, 2013, please find our response to your comment letter.

Comment No. 1

Please expand your MD&A to describe significant categories of the Fund’s operating expenses and discuss any known trends or uncertainties that may impact operations.  Refer to Item 303(A)(3)(i-ii).  Please provide us with your proposed disclosure for future filings.

Response No. 1

The Fund proposes to amend its MD&A in the following manner:

Operating Expenses – The Fund’s operating expenses include the following expenses:

Management fee expenses – the Fund pays a management fee to the Managing Member in consideration of services provided to the Fund.

Administrative expenses – the Fund pays an administrative fee to the Managing Member to defray other costs of operating the Fund.

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United States Securities and Exchange Commission
August 15, 2013

Managed account fees – includes management and incentive fees paid to Commodity Trading Advisors.  Such management fees range from 0.0% to 3.0% and such incentive fees range from 0.0%-30.0%.

Trailing commissions – includes fees paid to placement agents of the Fund.

Miscellaneous operating expenses – includes fees the Fund pays to operate the Fund including organization and offering expenses, legal, regulatory, registration, accounting, audit, printing, mailing, and administration expenses.  The Fund estimates such expenses to be approximately 0.30% of net asset value per year.

Management fees, administrative fees, and trailing commissions are variable expenses as they are calculated on the beginning net assets of the fund.  As the net assets of the fund decrease so do these expenses.

The miscellaneous operating expenses are generally fixed expenses that are allocated pro rata to each Class of Units.  Therefore, as the total assets of the Fund decrease a greater share of these fixed costs are allocated to each Class of Units.

Comment No. 2

We note redemptions have exceeded issuances of Fund units on an overall basis for each of the past several years.  Please address this trend in your MD&A as well as the sustainability of the Fund and outlook for the future.

Response No. 2

The Fund proposes to further amend its MD&A in the following manner:

Liquidity.  There are no known demands, commitments, events or uncertainties that will result in or are reasonably likely to result in the Fund’s liquidity increasing or decreasing in any material way.   However, during 2012 the Fund has had redemptions including non-cash transactions of $45,780,251.  Such redemptions exceeded the number of subscriptions that we received during that same reporting period.  We are monitoring this development on an ongoing basis and will update investors as needed.

United States Securities and Exchange Commission
August 15, 2013

Comment No. 3

Please clarify whether the fair values of each of the ADF Trading Companies on page 21 represent the Fund’s investment alone, or whether the value represents the entire value of the investee, which may be allocated among other funds.  We may have further comment.

Response No. 3

The following represents the total investments of the Fund in each Investee Pool, not the total amount of all of such Investee Pools respective assets:

	Year Ended December 31, 2012
Fair Value of Market Risk Sensitive Instruments	Fair Value	% of Total
ADF Trading Company I, LLC (Welton Investment Corporation) †	$44,030	0.08%
ADF Trading Company IV, LLC (Blackwater Capital Management LLC) †	5,605,203	10.02%
ADF Trading Company V, LLC (Abraham Diversified Fund) †	5,398,275	9.65%
ADF Trading Company VII, LLC (Aspen Partners Ltd) †	5,178,262	9.26%
ADF Trading Company IX, LLC (Eckhardt Trading Company) †	5,388,775	9.64%
ADF Trading Company X, LLC (Saxon Investment Corporation) †	5,106,044	9.13%
ADF Trading Company XI, LLC (Rotella Investment Corporation) †	5,441,027	9.73%
ADF Trading Company XII, LLC (Tactical Investment Management Corporation) †	4,796,779	8.58%
Subtotal: Investment in Futures and Options Contracts	$36,958,395	66.09%
Aspen Commodity Long Short Fund, LLC	14,683,870	26.26%
Crabel Fund LP	4,277,765	7.65%
Subtotal: Investment in Funds	$18,961,635	33.91%
Total Fair Value	$55,920,030	100.00%

† ADF Trading Company I, LLC, ADF Trading Company IV, LLC, ADF Trading Company V, LLC, ADF Trading Company VII, LLC, ADF Trading Company IX, LLC, ADF Trading Company X, LLC, ADF Trading Company XI, LLC, ADF Trading Company XII, LLC (each a “Trading Company” and together “Trading Companies”) are limited liability companies established by the Fund’s Managing Member through which assets are allocated to managed accounts traded by Portfolio Managers as indicated. The fair value of these accounts includes cash on deposit with the Fund’s clearing broker and the fair value of futures contracts held in each Trading Company’s trading account. The fair value of these accounts includes cash on deposit with the Fund’s clearing broker of $19,394,259 and the fair value of futures and options contracts held in each Trading Company’s trading account of $326,788. Also included in the fair value (or the trading level) of these accounts is notional value of $17,237,348.

Comment No. 4

Please revise your disclosure in future filings to address managed account fees, including their nature, how they are determined and how management accounts for them.

United States Securities and Exchange Commission
August 15, 2013

Response No. 4

The Fund proposes to amend its disclosure regarding managed account fees in the following manner:

Portfolio Managers are compensated on terms that typically include asset-based or fixed fees as well as performance-based fees or special allocations. Fixed fees generally range between 0% and 3. % (annualized) of the Net Asset Value of the Fund's investment in an Investee Pool, and performance fees or incentive allocations range between 0% and 30% of any net capital appreciation in the Fund's investment for the applicable period, generally quarterly or annually.

The incentive fees or allocations payable in respect of each Investee Pool is assessed individually based on the performance of each respective Investee Pool, irrespective of the overall performance of the Fund. Moreover, incentive fees and allocations are generally calculated based on the Fund's total investment in an Investee Pool, not on the basis of each separate investment by the Fund in each Investee Pool. In view of the foregoing, it is possible that the Fund may be required to pay certain Investee Pools incentive fees or allocations, which could be substantial, even though the Fund as a whole was not profitable.

All such fees are accrued on a monthly basis.

Comment No. 5

Please explain to us in detail how you determined that investments in investment funds qualify as Level 2 investments.  Based upon your disclosure on page F-7, it appears that you may be using significant unobservable inputs in determining the fair value of the investments.

Response No. 5

In determining which level in the fair value hierarchy the investment in investment funds qualifies, we considered the following guidance from ASC 820-10-35-54B:

Categorization within the fair value hierarchy of a fair value measurement of an investment within the scope of paragraphs 820-10-15-4 through 15-5 that is measured at net asset value per share (or its equivalent, for example member units or an ownership interest in partners’ capital to which a proportionate share of net assets is attributed) requires judgment, considering the following:

a.
If a reporting entity has the ability to redeem its investment with the investee at net asset value per share (or its equivalent) at the measurement date, the fair value measurement of the investment shall be categorized within Level 2 of the fair value hierarchy.

b.
If a reporting entity will never have the ability to redeem its investment with the investee at net asset value per share (or its equivalent), the fair value measurement of the investment shall be categorized within Level 3 of the fair value hierarchy.

United States Securities and Exchange Commission
August 15, 2013

c.
If a reporting entity cannot redeem its investment with the investee at net asset value per share (or its equivalent) at the measurement date but the investment may be redeemable with the investee at a future date (for example, investments subject to a lockup or gate or investments whose redemption period does not coincide with the measurement date), the reporting entity shall take into account the length of time until the investment will become redeemable in determining whether the fair value measurement of the investment shall be categorized within Level 2 or Level 3 of the fair value hierarchy. For example, if the reporting entity does not know when it will have the ability to redeem the investment or it does not have the ability to redeem the investment in the near term at net asset value per share (or its equivalent), the fair value measurement of the investment shall be categorized within Level 3 of the fair value hierarchy.

The Fund receives a monthly statement with the fair market value of each of its investments.  If the Fund was to fully redeem an investment, the amount the Fund would expect to receive would be based on the net asset value of such investment as of the end of the month.  Generally, notice of five business days is given and the cutoff is the end of the month value. There are only two funds of funds in the Fund and neither is subject to lockup at this time. As such we believe that the investments of the Fund meet Level 2 investment criteria.

The Fund acknowledges the Staff’s comments.  We believe these general comments have been noted and/or complied with to the extent applicable.

The Fund acknowledges that:
•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
August 15, 2013

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

Sincerely,

Matthew W. Mamak

Enclosures
cc:	Deborah Terry, Aspen Partners Ltd. Mark Kanaly, Alston & Bird LLP